Writer’s Direct Number	Writer’s E-mail Address
212.756.2376	eleazer.klein@srz.com

October 13, 2017

VIA EDGAR AND ELECTRONIC MAIL

Nicholas P. Panos Senior Special Counsel, Office of Mergers and Acquisitions Division of Corporate Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:	EQT Corporation PREC14A preliminary proxy statement filing made on Schedule 14A Filed on September 11, 2017 by JANA Partners LLC File No. 001-03551

Dear Mr. Panos:

On behalf of JANA Partners LLC and the other participants (“JANA” or the “Filing Persons”), we are supplementing our response dated October 12, 2017 to your letter dated October 11, 2017 (the “SEC Comment Letter”) in connection with Amendment No. 1 to the proxy statement on Schedule 14A filed on September 26, 2017 (the “Revised Preliminary Proxy Statement”) with respect to EQT Corporation (“EQT” or the “Company”).

Pursuant to our conversation with the Staff, we have elected to delete the reference in the Revised Proxy Statement that was noted by the Staff in the SEC Comment Letter. Pursuant to Rule 14a-5(c) and the Staff’s Comment Number 2 in in its letter dated September 18, 2017, and consistent with the Filing Persons response letter dated September 26, 2017, the Filing Persons reaffirm that they will not distribute their definitive proxy statement unless and until they have received confirmation that the Company has distributed its definitive proxy statement to shareholders.

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Thank you for your attention to this matter. Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2376.

Very truly yours,

/s/ Eleazer Klein

Eleazer Klein